Exhibit (d)(5)

EXECUTION VERSION

February 5, 2013

Denali Holding Inc.

c/o Silver Lake Partners

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Re:	Equity Financing Commitment

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Denali Holding Inc., a Delaware corporation (“Parent”), Denali Intermediate Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Intermediate”), Denali Acquiror Inc., a Delaware corporation and a wholly-owned subsidiary of Intermediate (“Merger Sub”, and together with Parent and Intermediate, the “Parent Parties”), and Dell Inc., a Delaware corporation (the “Company”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”). Capitalized or other terms used and not defined herein but defined in the Merger Agreement shall have the meanings ascribed to them in the Merger Agreement. The parties listed on Schedule A hereto are collectively referred to herein individually as an “Equity Investor” and collectively as the “Equity Investors.” This letter is being delivered by the Equity Investors to Parent in connection with the execution of the Merger Agreement.

1. Commitment. This letter confirms the several, and not joint, commitment of each of the Equity Investors, subject to the conditions set forth herein, to purchase (or cause an assignee permitted by the terms of Section 3(a) hereto to purchase), for an aggregate purchase price equal to the dollar commitment set forth next to such Equity Investor’s name on Schedule A hereto (such commitment, the “Equity Investor Commitment”), an aggregate number of shares of Parent as of the Closing (the “Subject Equity Securities”) equal to (i) such Equity Investor’s Equity Investor Commitment divided by (ii) $13.65, solely for the purpose of permitting the Parent Parties, the Surviving Corporation or any Subsidiary of the Surviving Corporation to fund, and to the extent necessary to fund, (x) the aggregate Merger Consideration to be paid pursuant to and in accordance with Section 2.1 of the Merger Agreement and the aggregate payments required to be made at the Closing pursuant to and in accordance with Section 2.3 of the Merger Agreement, (y) the payment of any and all costs, fees and expenses required to be paid by the Parent Parties or the Surviving Corporation in connection with the Merger or the Financing pursuant to and in accordance with the Merger Agreement, and (z) the repayment or refinancing of indebtedness for borrowed money of the Company contemplated by the Merger Agreement or the Debt Commitment Letter (the foregoing clauses (x), (y) and (z), collectively, the “Transaction Costs”), and not for any other purpose, it being understood that each Equity Investor (together with its permitted assigns) shall not under any circumstances be obligated to purchase any equity of, or make any other payment to or investment in, Parent other than the purchase of the Subject Equity Securities pursuant to the terms hereof for a purchase price equal to its respective Equity Investor Commitment. The obligation of each Equity Investor (together with its permitted assigns) to fund its respective Equity Investor Commitment (a) is subject to (i) the terms of this letter, (ii) the satisfaction or waiver by the Parent Parties of all of the conditions to the Parent Parties’ obligation to effect the Closing set forth in Section 6.1 and Section 6.3 of the Merger Agreement (in each case other than those conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions), (iii) the substantially contemporaneous (A) transfer, contribution and delivery by certain of the MD Investors to Parent of all of the Rollover Shares pursuant to the Rollover Commitments (each as defined in the MD Investors Commitment Letter) pursuant to and in accordance with the MD Investors Commitment Letter, (B) receipt of the Cash Commitment (as defined in the MD Investors Commitment Letter) by Parent pursuant to and in accordance with the MD Investors Commitment Letter, (C) receipt of the MSDC Commitment (as defined in the MSDC Investor Commitment Letter) by Parent pursuant to and in accordance with the MSDC Investor Commitment Letter, (D) receipt of the Aggregate Purchase Price (as defined in the Securities Purchase Agreement) by Parent pursuant to and in accordance with the Securities Purchase Agreement, and (E) receipt of the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter, in an aggregate amount with respect to all of the proceeds contemplated by this clause (iii) that, together with the cash held by the Company in one or more bank accounts registered in its name and that is available without restriction for the funding of the Transaction Costs, is sufficient, in the aggregate, to permit Parent and the Surviving Corporation at the Effective Time to fund all of the Transaction Costs and (b) subject to the foregoing clause (a), will occur contemporaneous with the Closing. The amount to be funded under this letter will be reduced in the manner designated by Parent to the extent that Parent does not require all of the equity financing with respect to which the Equity Investors have made their respective Equity Investor Commitments in order to consummate the transactions contemplated by the Merger Agreement.

2. Termination. Each Equity Investor’s obligation to fund its respective Equity Investor Commitment will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the assertion by the Company or any of its Affiliates (other than any of the MD Investors or the MSDC Investor) in any litigation or other proceeding of any claim (a “Prohibited Claim”) against any of the Equity Investors, the Parent Parties, the Specified Persons, the MD Investors or the MSDC Investor relating to this letter, any of the Limited Guarantees, the Merger Agreement, the MD Investors Commitment Letter, the MSDC Investor Commitment Letter or any of the transactions contemplated hereby or thereby (including in respect of any oral representations made or alleged to be made in connection therewith), other than any claim by the Company (i) against the Parent Parties seeking (A) specific performance against the Parent Parties, or (B) payment of the Parent Termination Fee, the Cash Shortfall Fee or any Other Guaranteed Amount, in each case in this clause (i) in accordance with, and solely to the extent permitted under, the Merger Agreement, (ii) against any Equity Investor (x) seeking (A) payment of its obligations under the Limited Guarantee to which it is a party in accordance with, and solely to the extent permitted under, such Limited Guarantee or (B) specific performance of such Equity Investor’s obligation to fund its Equity Investor Commitment in accordance with, and solely to the extent permitted under, the terms hereof, or (y) enforcing its rights hereunder with respect to Section 3(b), (iii) (A) against the Cash Investor (as defined in the MD Investors Commitment Letter) seeking payment of its obligations under the Limited Guarantee to which it is a party in accordance with, and solely to the extent permitted under, such Limited Guarantee or (B) against any MD Investor who is a party to the MD Investors Commitment Letter seeking specific performance of such MD Investor’s obligation to fulfill its Rollover Commitment (as defined in the MD Investors Commitment Letter) and, in the case of the Cash Investor, fund its Cash Commitment (as defined in the MD Investors Commitment Letter) in accordance with, and solely to the extent permitted under, the terms of the MD Investors Commitment Letter, (iv) against the MSDC Investor seeking specific performance of the MSDC Investor’s obligation to fund its MSDC Investor Commitment (as defined in the MSDC Investor Commitment Letter) in accordance with, and solely to the extent permitted under, the terms of the MSDC Investor Commitment Letter, (v) against Silver Lake Partners III, L.P. under the SLP Confidentiality Agreement, (vi) against any Specified Person of any Equity Investor under any other confidentiality agreement entered into between the Company and such Specified Person in connection with the transactions contemplated by the Merger Agreement, if any, (vii) against Michael S. Dell under the MSD Confidentiality Agreement or (viii) against any stockholder of the Company that is a party to the Voting Agreement under the Voting Agreement (the foregoing clauses (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii), the “Non-Prohibited Claims”), (c) any judgment against any of the Parent Parties, the Equity Investors, the MD Investors or the MSDC Investor with respect to any Non-Prohibited Claim that includes an award for money damages (including, without limitation, the Parent Termination Fee or the Cash Shortfall Fee) or the payment of any amount due pursuant to any of the Limited Guarantees (other than monetary damages payable by the parties pursuant to the terms of the respective confidentiality agreements described in clauses (v), (vi) and (vii) of the definition of Non-Prohibited Claims) and (d) payment by any of the Equity Investors or the Cash Investor of any of its obligations with respect to the Parent Termination Fee or the Cash Shortfall Fee under the Limited Guarantee to which it is a party. Upon termination of this letter, the Equity Investors shall not have any further obligations or liabilities hereunder.

3. Assignment; Amendments and Waivers; Entire Agreement.

(a) The rights and obligations under this letter may not be assigned or delegated (whether by operation of law, merger, consolidation or otherwise) by any party hereto without the prior written consent of the other party; provided that each of the Equity Investors may assign all or a portion of its obligations to fund its respective Equity Investor Commitment (i) to one or more of its affiliated investment funds or any Person that is, directly or indirectly, wholly owned by one or more of such affiliated investment funds and/or one or more Subsidiaries that are wholly owned by such Equity Investors and/or affiliated investment funds, (ii) to any limited partner (or Affiliate thereof) of any of the Equity Investors that beneficially owns less than 1% of the Company’s outstanding Shares or (iii) with the Company’s consent, such consent not to be unreasonably withheld, to Persons who own no or a de miminis number of Shares; provided, further that no such assignment shall relieve the assigning party of its obligations hereunder (for the avoidance of doubt, the assignor shall not be deemed to be a Specified Person as a result of assignment). Any attempted assignment in derogation of the foregoing shall be null and void and of no force or effect.

(b) This letter may not be amended, and no provision hereof waived or modified, except by an instrument signed by each of the parties hereto and by the Company.

(c) This letter constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

4. No Third Party Beneficiaries. Except to the extent set forth in Section 5, this letter shall be binding solely on, and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns and nothing set forth in this letter shall be construed to confer upon or give to any Person, other than the parties hereto and their respective successors and permitted assigns, any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the Equity Investor Commitments or any provisions of this letter.

5. Limited Recourse; Enforcement.

(a) Notwithstanding anything that may be expressed or implied in this letter or any document or instrument delivered in connection herewith, Parent, by its acceptance of the benefits of the Equity Investor Commitments provided herein, covenants, agrees and acknowledges that no Person other than the Equity Investors (and their permitted assigns) shall have any obligation hereunder or in connection with the transactions contemplated hereby and that, notwithstanding that an Equity Investor or any of its permitted assigns may be a partnership or limited liability company, it has no rights of recovery hereunder or under any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, and no recourse shall be had, against any of the former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, attorneys or other representatives of any Equity Investor, or any of their respective successors or assignees or any of the former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, attorneys or other representatives or successors or assignees of any of the foregoing (in each case other than the Parent Parties, the MD Investors, the MSDC Investor, the Company and the Equity Investors, a “Specified Person” and together, the “Specified Persons”), whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim (whether at law or equity or in tort, contract or otherwise) by or on behalf of any of the Equity Investors against any Specified Person, by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, or otherwise, it being agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Specified Person for any obligations of any of the Equity Investors or any of their respective successors or assigns under this letter, under the Merger Agreement or under any documents or instrument delivered in connection herewith or therewith, in respect of any transaction contemplated hereby or thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith or for any claim (whether at law or equity or in tort, contract or otherwise) based on, in respect of, or by reason of such obligations or their creation.

(b) This letter may only be enforced by Parent, and none of Parent’s creditors nor any other Person that is not a party to this letter shall have any right to enforce this letter or to cause Parent to enforce this letter; provided, however, that the Company is hereby made a third party beneficiary of (i) the rights granted Parent hereby only for the purpose of seeking specific performance of each Equity Investor’s obligation to fund the Equity Investor Commitments hereunder if and only in the event each of the conditions set forth in Section 8.5(b) of the Merger Agreement has been satisfied (solely to the extent that Parent can enforce the Equity Investor Commitments pursuant to the terms hereof) and for no other purpose (including, without limitation, any claim for monetary damages hereunder) and (ii) Section 3(b).

(c) Concurrently with the execution and delivery of this letter, each of the Equity Investors is executing and delivering to the Company a Limited Guarantee relating to certain of Parent’s obligations under the Merger Agreement. Except as expressly set forth in Section 5(b) hereof, the Company’s remedies against each of the Equity Investors under the Limited Guarantee to which it is a party shall, and are intended to, be the Company’s sole and exclusive direct or indirect remedies available to the Company and its Affiliates against any of the Equity Investors or any of the Specified Persons for any liability, loss, damage or recovery of any kind (including special, exemplary, consequential, indirect or punitive damages or damages arising from loss of profits, business opportunities or goodwill, diminution in value or any other losses or damages, whether at law, in equity, in contract, in tort or otherwise) arising under or in connection with any breach of the Merger Agreement (whether willfully, intentionally, unintentionally or otherwise) or of the failure of the Merger to be consummated for any reason or otherwise in connection with the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection therewith (whether or not any Parent Party’s breach is caused by the breach by any of the Equity Investors of their respective obligations under this letter).

(d) The Specified Persons are third party beneficiaries of Section 5 hereof.

6. Representations and Warranties. Each Equity Investor, severally and not jointly, hereby represents and warrants that (a) it has all limited partnership power and authority to execute, deliver and perform this letter; (b) the execution, delivery and performance of this letter by it has been duly and validly authorized and approved by all necessary limited partnership action by it; (c) this letter has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); (d) its Equity Investor Commitment is less than the maximum amount that it is permitted to invest in any one portfolio investment pursuant to the terms of its organizational or governing documents or otherwise; (e) it has uncalled capital commitments or otherwise has available funds in excess of the sum of its Equity Investor Commitment hereunder and all of its other unfunded contractually binding equity commitments that are currently outstanding; (f) except for the Parent Approvals, all consents, approvals, authorizations, permits of, actions by, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this letter by it have been obtained or made and all conditions thereof have been duly complied with, and, assuming receipt of the Parent Approvals, no additional consent, approval, authorization, permit of, action by, filing with or notifications to, any Governmental Entity is required in connection with the execution, delivery or performance of this letter, other than any of the foregoing that would not prevent or materially delay such Equity Investor’s ability to perform its obligations hereunder; and (g) all funds necessary for it to fulfill all of its obligations under this letter shall be available to it for so long as this letter shall remain in effect.

7. Confidentiality. This letter shall be treated as confidential and is being provided to Parent solely in connection with the Merger. This letter may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Equity Investors; provided that no such written consent shall be required for disclosures by Parent to the Company so long as the Company agrees to keep such information confidential on terms substantially identical to the terms contained in this Section 7; provided, further, that any party hereto and the Company may disclose the existence of this letter to the extent required by any applicable Law or in connection with any litigation relating to the Merger Agreement and the transactions contemplated thereby (other than litigation in respect of Prohibited Claims).

8. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This letter and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this letter or the negotiation, execution or performance of this letter (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this letter) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this letter and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this letter and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this letter or any of the transactions contemplated by this letter in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this letter, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8(a), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this letter, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 8.7 of the Merger Agreement.

(b) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS LETTER HEREBY IRREVOCABLY WAIVES TO THE EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY DIRECT OR INDIRECT ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LETTER, OR THE TRANSACTIONS CONTEMPLATED HEREIN. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) MAKES THIS WAIVER VOLUNTARILY, AND (C) ACKNOWLEDGES THAT EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8(B).

9. Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this letter.

10. Counterparts; Effectiveness. This letter may be executed in two or more consecutive counterparts (including by facsimile, of “.pdf” transmission), each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (electronically or otherwise) to the other parties.

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Very truly yours,

EQUITY INVESTORS:

SILVER LAKE PARTNERS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
	Name:	James Davidson
	Title:	Managing Director

SILVER LAKE PARTNERS IV, L.P.

By:	Silver Lake Technology Associates IV, L.P., its general partner

By:	SLTA IV (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
	Name:	James Davidson
	Title:	Managing Director

Accepted and acknowledged:

PARENT:

DENALI HOLDING INC.

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	President

[Signature Page to Equity Investors Commitment Letter]

Schedule A

Equity Investor Commitment

Equity Investor	Dollar Commitment
Silver Lake Partners III, L.P.	$840,000,000
Silver Lake Partners IV, L.P.	$560,000,000

TOTAL	$1,400,000,000